

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2024

Yusheng Han
Chief Executive Officer
Burning Rock Biotech Ltd
No. 5, Xingdao Ring Road North, International Bio Island
Guangzhou, 510005
Peoples Republic of China

      Re: Burning Rock Biotech Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-39316

Dear Yusheng Han:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services